Exhibit 1

FOR IMMEDIATE RELEASE

April 21, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice Regarding Revisions of Financial Forecasts

This is to notify the shareholders of Nissin Co., Ltd. (the “Company”) that the following revisions have been made to its financial forecasts (Japanese GAAP) that were announced on February 5th, 2004. The revisions are due to recent trends in the Company’s financial performance.

1.	Revised Full Year Financial Forecasts (Japanese GAAP) (April 1, 2003 ~ March 31, 2004)

(1) Consolidated	(Units: Millions of Yen; %)

	Operating Revenues	Ordinary Income	Net Income
Previous Projections (A)	45,310	10,209	5,132
Revised Projections (B)	45,693	11,112	6,186
Difference (B-A)	383	903	1,054
Percent Change (%)	0.8	8.8	20.5
For the year ended March 31, 2003 (for reference)	45,601	10,714	5,209

(2) Non-Consolidated	(Units: Millions of Yen; %)

	Operating Revenues	Ordinary Income	Net Income
Previous Projections (A)	40,658	9,576	4,699
Revised Projections (B)	40,795	10,596	5,483
Difference (B-A)	137	1,020	784
Percent Change (%)	0.3	10.7	16.7
For the year ended March 31, 2003 (for reference)	41,381	10,304	4,945

2.	Reasons for the revisions of financial forecasts (Japanese GAAP)

(1)	Notes regarding revisions of the non-consolidated financial forecasts

i.	Reflecting the recent improvement in the economic environment, expenses related to loan losses and allowance for losses, are expected to be less than under the prior forecasts, although they remain at high levels.

ii.	In addition to the above, extraordinary income is expected to increase as compared to the prior forecast mainly due to gain on sales of affiliated companies’ equities. These sales were conducted to clarify the business areas of the group companies.

As a result, operating revenues, ordinary income and net income for the current fiscal year are expected to exceed the prior projections. For these reasons, the Company has revised upward its full-year financial forecasts.

(2)	Notes regarding revisions of the consolidated financial forecasts

The consolidated financial forecasts were revised together with non-consolidated financial forecasts.

3.	Dividend

With respect to year-end dividend, the company will not change the amount pursuant to its policy to keep sustainable dividend payments. The year-end per-share amount will be ¥4.75 (¥8.50 total amount per-share).

4.	Statements About Future Projections

This document contains forward-looking statements concerning the Company’s intentions, belief, current and future projections, and the management’s intention, beliefs, current and future projections concerning consolidated and non-consolidated business performances and financial conditions. All of these statements about the future represent our estimates based on information available at this time. Therefore, these statements do not guarantee any future results but involve potential risks and uncertainties, and that because of various factors, actual results may differ significantly from the statements about future projections. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the money lending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

End of Document